Exhibit 99.1

C3is Inc.

C3IS INC. Announces Receipt of Nasdaq Delisting Determination; Appeal

Athens, Greece, March 15, 2024 – C3is Inc. (Nasdaq: CISS) (the “Company”), a ship-owning company providing dry bulk and crude oil tanker seaborne transportation services, announced today that it has received a staff determination letter, dated March 15, 2024, from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the Company’s common stock had a closing bid price of $0.10 or less for ten consecutive trading days, through March 14, 2024, and that, consistent with Nasdaq Listing Rule 5810(c)(3)(A)(iii), the Staff has determined to delist the Company’s common stock from The Nasdaq Capital Market. The letter further provides that the Company has until March 22, 2024 to appeal the Staff’s decision.

In response, the Company is appealing the Nasdaq Staff Determination by requesting a hearing before a Nasdaq Hearings Panel, in accordance with Nasdaq Listing Rule 5800 Series procedures. The appeal initiates a stay on the delisting of the Company’s common stock until the Nasdaq Hearing Panel’s decision, with hearings are typically scheduled 30-45 days after the hearing request. Throughout this process, the Company’s common stock will continue trading on the Nasdaq Capital Market under the symbol “CISS.”

In addition, as previously announced, the Company has also been in non-compliance with Nasdaq Rule 5550(a)(2), triggered by the closing bid price of its Common Shares remaining below $1.00 per share for thirty consecutive trading days for which it had been granted a grace period to regain compliance with such rule.

The Company will consider various alternatives, including a reverse stock split.

ABOUT C3IS INC.

C3is Inc. is a ship-owning company providing dry bulk and crude oil seaborne transportation services. The Company owns three vessels, two handysize dry bulk carriers with a total capacity of 64,000 deadweight tons (dwt) and an Aframax oil tanker with a cargo carrying capacity of approximately 115,800 dwt, resulting with a fleet total capacity of 179,800 dwt. C3is Inc.’s shares of Common Stock are listed on the Nasdaq Capital Market and trade under the symbol “CISS.”

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance, including statements regarding the Company’s expectation regarding the intent and plan of the Company to regain compliance with Nasdaq continued listing requirements, the outcome of the hearing and appeal process, and the anticipated actions by the Nasdaq Staff and the Company’s responses and their anticipated outcome, and the ability for the common stock to remain listed on Nasdaq, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although C3IS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, C3IS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Company Contact:

Nina Pyndiah

Chief Financial Officer

C3IS INC.

00-30-210-6250-001

E-mail: info@c3is.pro